SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 15, 2006

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________)

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure:	Press Release dated May 15, 2006 re: Partner Communications Reports First Quarter 2006 Results.

PARTNER COMMUNICATIONS REPORTS
FIRST QUARTER 2006 RESULTS

COMPANY ANNOUNCES DIVIDEND POLICY OF 60% PAYOUT RATIO
FOR 2006

Rosh Ha’ayin, Israel, May 15, 2006 – Partner Communications Company Ltd. (NASDAQ and TASE: PTNR; LSE: PCCD), a leading Israeli mobile communications operator, today announced its results for the first quarter of 2006. Partner reported Q1 2006 revenues of NIS 1,326.6 million (US$ 284.4 million), EBITDA of NIS 438.6 million (US$ 94.0 million), equivalent to 33.1% of total revenue, and net income of NIS 160.4 million (US$ 34.4 million).

Commenting on the results, Partner’s CEO, Amikam Cohen, said: “In the first quarter of 2006, Partner has once again delivered an excellent performance. Service revenues have grown strongly and the Company’s subscriber base continues to expand. We are well positioned for this year’s challenges, including the impact of the approximate 7 per cent reduction in voice interconnection tariffs and 49 per cent reduction in SMS interconnection tariffs which took place in March 2006, as well as the additional operating and marketing challenges associated with the 3G network. Partner’s 3G subscriber base already stands at over 130,000, and we expect 3G subscriber growth to be higher in the coming quarters, establishing a solid foundation for future revenue growth.”

Q1 2005 vs. Q1 2006 Comparison

	Q1 2005	Q1 2006	Change
Revenues (NIS millions)	1,260.5	1,326.6	5.3%
EBITDA (NIS millions)	400.6	438.6	9.5%
Operating Profit (NIS millions)	236.8	273.5	15.5%
Net Income (NIS millions)	124.5	160.4	28.9%
Cash flow from operating activities net of investing
activities (NIS millions)	81.8	68.4	(16.3)%
Subscribers (thousands)	2,372	2,560	7.9%
Estimated Market Share (%)	32	32	-
Quarterly Churn Rate (%)	3.9	4.2	7.7%
Average Monthly Usage per Subscriber (minutes)	288	301	4.5%
Average Monthly Revenue per Subscriber (NIS)	157	152	(3.2)%

Financial Review

Revenues in Q1 2006 totaled NIS 1,326.6 million (US$ 284.4 million), up 5.3% from NIS 1,260.5 million in Q1 2005 and also up 5.3% from NIS 1,259.3 million in Q4 2005. The increase compared with both Q1 2005 and Q4 2005 was driven primarily by growth in service revenues by 4.6% from NIS 1,132.4 million in Q1 2005 to NIS 1,184.2 million in Q1 2006, and by 4.5% from NIS 1,132.9 million in Q4 2005. Both increases derived from a larger subscriber base, increased minutes of use and restructured tariffs and rate plans. Revenues from equipment in Q1 2006 were NIS 142.4 million (US$ 30.3 million), up by 11.2% from NIS 128.0 million in Q1 2005 and up by 12.7% from NIS 126.4 million in Q4 2005.

Content and data revenues for Q1 2006 accounted for 9.0% of total revenues or 10.1% of service revenues, up from 7.5% of total revenues or 8.4% of service revenues in Q1 2005, despite the 49% reduction in SMS interconnection tariffs in March 2006, and up from 8.8% of total revenues or 9.7% of service revenues in Q4 2005. Compared with Q1 2005, non-SMS data and content revenues increased in Q1 2006 by 51.8%.

Despite the growth in service revenues, the cost of revenues related to services increased by only 0.2% from NIS 743.3 million in Q1 2005 to NIS 744.7 million (US$ 159.6 million) in Q1 2006, and decreased by 1.6% from NIS 756.8 million in Q4 2005, reflecting the Company’s cost-cutting measures and the reduction in inter-carrier termination rates, offset by higher 3G network expenses related to the Company’s 3G network.

The cost of revenues related to equipment increased by 14.3% to NIS 207.4 million (US$ 44.5 million) in Q1 2006 from NIS 181.5 million in Q1 2005, due principally to an increase in the average cost of handsets sold, reflecting the higher proportion of 3G handsets sold compared with 2G handsets. Compared with Q4 2005, the cost of revenues related to equipment increased by 19.6% from NIS 173.4 million in Q4 2005, due to an increase in the number and average cost of handsets sold.

Gross profit on services increased by 12.9% from NIS 389.1 million in Q1 2005 to NIS 439.5 million (US$ 94.2 million) in Q1 2006, and increased by 16.8% from NIS 376.1 million in Q4 2005. Gross loss on equipment increased by 21.6% from NIS 53.4 million in Q1 2005 to NIS 65.0 million (US$ 13.9 million) in Q1 2006, the increase being primarily due to the higher proportion of 3G handsets sold compared with 2G handsets, and increased by 38.1% from NIS 47.0 million in Q4 2005.

Overall, gross profit in Q1 2006 was NIS 374.5 million (US$ 80.3 million), the equivalent of 28.2% of total revenues, up 11.6% from NIS 335.6 million in Q1 2005 and up 13.8% from NIS 329.0 million in Q4 2005.

Largely a result of quarter-by-quarter scheduling, selling and marketing expenses in Q1 2006 decreased by 26.6% from NIS 78.0 million in Q4 2005 to NIS 57.3 million (US$ 12.3 million). Compared with Q1 2005, selling and marketing expenses were approximately equal to NIS 57.4 million in Q1 2005.

In Q1 2006, general and administrative expenses were NIS 43.7 million (US$ 9.4 million), an increase of 5.2% from NIS 41.5 million in Q1 2005 but a decrease of 8.7% from NIS 47.8 million in Q4 2005.

Overall, operating profit was NIS 273.5 million (US$ 58.6 million) in Q1 2006, representing an increase of 15.5% from NIS 236.8 million in Q1 2005, and an increase of 34.6% from NIS 203.2 million in Q4 2005. Quarterly EBITDA increased by 9.5% from NIS 400.6 million in Q1 2005 to NIS 438.6 million (US$ 94.0 million) in Q1 2006, and increased by 20.3% from NIS 364.5 million in Q4 2005. In revenue terms, EBITDA was 33.1% of revenues in Q1 2006, up from 31.8% in Q1 2005 and 28.9% in Q4 2005. As a percentage of service revenues, EBITDA was 37.0%, up from 35.4% in Q1 2005 and up from 32.2% in Q4 2005.

Financial expenses in Q1 2006 were NIS 38.6 million (US$ 8.3 million), down 24.0% from NIS 50.9 million in Q1 2005, and down 38.7% from NIS 63.0 million in Q4 2005. Compared with Q1 2005, the decrease primarily reflects lower interest charges resulting from the refinancing of the Company’s long term debt into lower cost CPI linked shekel-denominated debt. Compared with Q4 2005, the decrease is primarily due to the lower CPI level in Q1 2006.

Q1 2006 net income was NIS 160.4 million (US$ 34.4 million), representing an increase of 28.9% from NIS 124.5 million in Q1 2005, and an increase of 92.6% from NIS 83.3 million in Q4 2005.

Basic earnings per share or ADS, based on the average number of shares outstanding during the quarter, were NIS 1.05 (22 US cents) in Q1 2006, up 54.4% from NIS 0.68 in Q1 2005 resulting from the 28.9% increase in net income and the lower average shares outstanding following the share repurchase in 2005. Compared with Q4 2005, basic earnings per share or ADS were up 90.9% in Q1 2006 from NIS 0.55 in Q4 2005. Fully diluted earnings per share or ADS in Q1 2006 were also NIS 1.05 (22 US cents), up from NIS 0.67 in Q1 2005 and from NIS 0.54 in Q4 2005.

Funding and Investing Review

Cash flows generated from operating activities, net of cash flows from investing activities, in Q1 2006 totaled NIS 68.4 million (US$ 14.7 million), compared with NIS 81.8 million in Q1 2005, a decrease of 16.3%, and compared with NIS 199.0 million in Q4 2005, a decrease of 65.6%. The decrease from Q1 2005 was primarily due to a decrease in cash flows from operating activities, offset by a decrease in the level of investment in fixed assets. The decrease from Q4 2005 incorporated both a decrease in cash flows from operating activities and an increase in the level of investment in fixed assets, the decrease in cash flows are primarily attributable to timing effects of payments to suppliers including suppliers of fixed assets, and interest charges.

Net investment in fixed assets in Q1 2006 totaled NIS 67.7 million (US$ 14.5 million), down from NIS 186.3 million in Q1 2005 and from NIS 83.9 million in Q4 2005, reflecting the substantial completion of the 3G network build out in 2005.

Operational Review

Approximately 31,000 net active subscribers joined the Company in Q1 2006 compared with approximately 32,000 in Q1 2005 and approximately 49,000 in Q4 2005. The quarterly churn rate in Q1 2006 increased to 4.2% from 3.9% in Q1 2005 and from 3.1% in Q4 2005, resulting primarily from an increase in inactive prepaid subscribers. At the end of March 2006, the Company’s active subscriber base was approximately 2,560,000, consisting of approximately 532,000 business subscribers or 21% of the base, approximately 1,266,000 postpaid private subscribers, or 49% of the base, and approximately 762,000 prepaid subscribers, or 30% of the base. Of the Company’s subscriber base at the end of Q1 2006, approximately 130,000 were 3G subscribers. We estimate our total market share at the end of Q1 2006 to have been around 32%.

The average monthly usage per subscriber in Q1 2006 was approximately 301 minutes per month, an increase of 4.5% compared with 288 minutes in Q1 2005 and 4.5% compared with 288 minutes in Q4 2005. ARPU in Q1 2006 was approximately NIS 152 (US$ 33), a decrease of 3.2% from NIS 157 in Q1 2005, primarily a result of the reduction in interconnection tariffs, but an increase of 2.8% from NIS 148 in Q4 2005.

Commenting on the Company’s results, Mr. Alan Gelman, Partner’s Chief Financial Officer said: “Partner Communications has delivered a very strong performance this quarter, with service revenue growth of 4.6% and improvements in all the key earnings margins. The results clearly support the 2006 annual guidance provided on February 1st, 2006.”

Outlook and Guidance

Commenting on the Company’s outlook, Mr. Gelman said: “In view of the prospects for further positive cash flow generation, we are today recommending to the Board to adopt a dividend policy targeting a payout ratio of 60% of net income over 2006. The policy reflects our full confidence that the Company can continue to return cash to shareholders whilst at the same time continue to grow our business.

For Q1 2006, the Board of Directors has approved the distribution of an interim quarterly cash dividend of NIS 0.45 per share (approximately NIS 70 million or US$ 15 million) to shareholders on record as of June 6th, 2006.”

Conference Call Details

Partner Communications will hold a conference call to discuss the company’s first-quarter results on Monday, May 15, 2006, at 18:00 Israel local time (11AM EST). This conference call will be broadcast live over the Internet and can be accessed by all interested parties through our investor relations web site at http://www.investors.partner.co.il.

To listen to the broadcast, please go to the web site at least 15 minutes prior to the start of the call to register, download and install any necessary audio software. For those unable to listen to the live broadcast, an archive of the call will be available via the Internet (at the same location as the live broadcast) shortly after the call ends, and until midnight of May 22, 2006.

About Partner Communications

Partner Communications Company Ltd. (Partner) is a leading Israeli mobile communications operator providing GSM/ GPRS/ UMTS services and wire free applications under the orange™ brand. The Company commenced full commercial operations in January 1999 and, through its network, provides quality service and a range of features to 2.560 million subscribers in Israel. Partner subscribers can use roaming services in 163 destinations using 353 GSM networks. The Company launched its 3G service in 2004. Partner’s ADSs are quoted on NASDAQ under the symbol PTNR and on the London Stock Exchange under the symbol PCCD. Its shares are quoted on the Tel Aviv Stock Exchange under the symbol PTNR.

Partner is a subsidiary of Hutchison Telecommunications International Limited (Hutchison Telecom). Hutchison Telecom is a leading listed telecommunications operator (SEHK: 2332; NYSE: HTX) focusing on dynamic markets. It currently offers mobile and fixed-line telecommunication services in Hong Kong, and operates or is rolling out mobile telecommunication services in India, Israel, Macau, Thailand, Sri Lanka, Ghana, Indonesia and Vietnam.

For more information about Partner, see www.investors.partner.co.il

Note: This report includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner.

Words such as “believe,” “anticipate,” “expect,” “intend,” “seek,” “will,” “plan,” “could,” “may,” “project,” “goal,” “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this annual report, including the statements in the sections of this annual report entitled “Item 3D. Key Information – Risk Factors,” “Item 4. Information on the Company” and “Item 5". Operating and Financial Review and Prospects” and located elsewhere in this annual report regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

Because such statements involve risks and uncertainties, actual results may differ materially from the results currently expected. Factors that could cause such differences include, but are not limited to:

—	the effects of the high degree of regulation in the telecommunications market in which we operate;

—	regulatory developments relating to tariffs, including interconnect tariffs;

—	the difficulties associated with obtaining all permits required for building and operating of antenna sites;

—	the requirement to indemnify planning committees in respect of claims made against them relating to the depreciation of property values or to alleged health damages resulting from antenna sites;

—	alleged health risks related to antenna sites and use of telecommunication devices;

—	the effects of vigorous competition in the market in which we operate and for more valuable customers, which may decrease prices charged, increase churn and change our customer mix, profitability and average revenue per user, and the response of competitors to industry and regulatory developments;

—	uncertainties about the degree of growth in the number of consumers in Israel using wireless personal communications services and the growth in the Israeli population;

—	the risks associated with the implementation of a third generation (3G) network and business strategy, including risks relating to the operations of new systems and technologies, potential unanticipated costs, uncertainties regarding the adequacy of suppliers on whom we must rely to provide both network and consumer equipment and consumer acceptance of the products and services to be offered, and the risk that the use of internet search engines by our 3G customers will be restricted;

—	the risks associated with technological requirements, technology substitution and changes and other technological developments;

—	the impact of existing and new competitors in the market in which we compete, including competitors that may offer less expensive products and services, desirable or innovative products, technological substitutes, or have extensive resources or better financing;

—	regulatory developments related to the implementation of number portability;

—	fluctuations in foreign exchange rates;

—	the possibility of the market in which we compete being impacted by changes in political, economic or other factors, such as monetary policy, legal and regulatory changes or other external factors over which we have no control;

—	the availability and cost of capital and the consequences of increased leverage; and

—	the results of litigation filed or that may be filed against us.

as well as the risks discussed in Risk Factors, Information on the Company and Operating and Financial Review and Prospects in form 20-F. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this report might not occur.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

These financial results were prepared in accordance with U.S. GAAP.

The convenience translations of the Nominal New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at March 31st, 2006: US $1.00 equals NIS 4.665. The translations were made purely for the convenience of the reader.

Earnings before interest, taxes, depreciation, amortization, exceptional items and capitalization of intangible assets (‘EBITDA’) is presented because it is a measure commonly used in the telecommunications industry and is presented solely in order to improve the understanding of the Company’s operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income or income for the year as an indicator of the operating performance of the Company. Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results.

Reconciliation between our cash flows from operating activities and EBIDTA is presented in the attached summary financial results.

Contacts:

Mr. Alan Gelman		Dr. Dan Eldar
Chief Financial Officer		V.P. Carrier, Investor and International Relations
Tel:	+972-54-7814951	Tel:	+972-54-7814151
Fax:	+972-54-7815961	Fax:	+972-54 -7814161
E-mail:	alan.gelman@orange.co.il	E-mail:	dan.eldar@orange.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED BALANCE SHEETS

	New Israeli shekels		Convenience translation into U.S. dollars
	March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	I n t h o u s a n d s

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	9,117	4,008	1,954	859
Accounts receivable:
Trade	819,646	795,156	175,701	170,451
Other	107,482	97,128	23,040	20,821
Inventories	152,122	209,323	32,609	44,871
Deferred income taxes	37,216	65,361	7,978	14,011

T o t a l current assets	1,125,583	1,170,976	241,282	251,013

INVESTMENTS AND LONG-TERM RECEIVABLES:
Accounts receivables - trade	242,561	189,013	51,996	40,517
Funds in respect of employee rights upon
retirement	76,928	75,443	16,490	16,172

	319,489	264,456	68,486	56,689

FIXED ASSETS, net of accumulated
depreciation and amortization	1,700,745	1,768,895	364,576	379,184

LICENSE AND DEFERRED CHARGES,
net of amortization	1,298,290	1,321,167	278,304	283,208

DEFERRED INCOME TAXES	84,984	86,505	18,217	18,543

	4,529,091	4,611,999	970,865	988,637

	New Israeli shekels		Convenience translation into U.S. dollars
	March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	I n t h o u s a n d s

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Current maturities of long-term liabilities	35,824	34,464	7,679	7,388
Accounts payable and accruals:
Trade	521,272	665,542	111,741	142,667
Other	183,698	231,480	39,378	49,619
Related party - trade	10,709	10,513	2,296	2,254
Dividend payable	133,354	44,996	28,586	9,645

T o t a l current liabilities	884,857	986,995	189,680	211,573

LONG-TERM LIABILITIES:
Bank loans, net of current maturities	605,132	665,974	129,717	142,760
Notes payable	2,024,216	2,022,257	433,916	433,496
Liability for employee rights upon retirement	104,848	102,238	22,475	21,916
Other liabilities	19,141	19,184	4,103	4,112

T o t a l long-term liabilities	2,753,337	2,809,653	590,211	602,284

T o t a l liabilities	3,638,194	3,796,648	779,891	813,857

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.01 par
value: authorized - December 31, 2005 and March
31, 2006 - 235,000,000 shares;
issued and outstanding - December 31,
2005 - 152,528,288 shares and March 31,
2006 - 153,035,489 shares	1,530	1,525	328	327
Receivable in respect of shares issued	(94)		(20)
Capital surplus	2,403,087	2,388,425	515,131	511,988
Accumulated deficit	(1,513,626)	(1,574,599)	(324,465)	(337,535)

T o t a l shareholders' equity	890,897	815,351	190,974	174,780

	4,529,091	4,611,999	970,865	988,637

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	New Israeli shekels		Convenience translation into U.S. dollars
	3 month period ended March 31,		3 month period ended March 31,
	2006	2005	2006
	(Unaudited)
	In thousands (except per share data)

REVENUES - net:
Services	1,184,208	1,132,425	253,850
Equipment	142,436	128,043	30,532

	1,326,644	1,260,468	284,382

COST OF REVENUES:
Services	744,749	743,333	159,646
Equipment	207,428	181,492	44,465

	952,177	924,825	204,111

GROSS PROFIT	374,467	335,643	80,271
SELLING AND MARKETING EXPENSES	57,250	57,363	12,272
GENERAL AND ADMINISTRATIVE EXPENSES	43,682	41,510	9,363

OPERATING PROFIT	273,535	236,770	58,636
FINANCIAL EXPENSES - net	38,629	50,854	8,281

INCOME BEFORE TAXES ON INCOME	234,906	185,916	50,355
TAXES ON INCOME	75,501	61,423	16,185

INCOME BEFORE CUMULATIVE EFFECT
OF A CHANGE IN ACCOUNTING PRINCIPLES	159,405	124,493	34,170
CUMULATIVE EFFECT, AT BEGINNING OF
YEAR, OF A CHANGE IN ACCOUNTING
PRINCIPLES	1,012		217

NET INCOME FOR THE PERIOD	160,417	124,493	34,387

EARNINGS PER SHARE ("EPS") :
Basic:
Before cumulative effect	1.04	0.68	0.22
Cumulative effect	0.01		*

	1.05	0.68	0.22

Diluted
Before cumulative effect	1.04	0.67	0.22
Cumulative effect	0.01		*

	1.05	0.67	0.22

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING:
Basic	152,818,983	184,288,908	152,818,983

Diluted	153,409,410	186,367,557	153,409,410

* Representing an amount less than $0.01

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli shekels		Convenience translation into U.S. dollars
	3 month period ended March 31,		3 month period ended March 31,
	2006	2005	2006
	(Unaudited)
	In thousands

CASH FLOWS FROM OPERATING ACTIVITIES:	160,417	124,493	34,387
Net income for the period
Adjustments to reconcile net income to net cash provided
by operating activities:
Depreciation and amortization	161,435	161,861	34,605
Amortization of deferred compensation related to
employee stock option grants, net	6,621	4,008	1,419
Liability for employee rights upon retirement	2,610	2,193	559
Accrued interest and exchange and linkage differences
on long-term liabilities	2,805	8,209	601
Deferred income taxes	29,665	59,269	6,359
Income tax benefit in respect of exercise of option granted to Employees		2,154
Capital loss on sale of fixed assets		56
Cumulative effect, at beginning of year , of a change in
accounting principles	(1,012)		(217)
Changes in operating assets and liabilities:
Increase in accounts receivable:
Trade	(78,038)	(42,639)	(16,728)
Other	(10,354)	(10,462)	(2,219)
Increase (decrease) in accounts payable and accruals:
Related Parties	196		42
Trade	(122,056)	5,206	(26,164)
Other	(47,782)	(81,307)	(10,243)
Decrease in inventories	57,201	12,572	12,262
Increase in asset retirement obligations	682	130	146

Net cash provided by operating activities	162,390	245,743	34,809

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(92,500)	(162,307)	(19,829)
Proceeds from sale of fixed assets		13
Funds in respect of employee rights upon retirement	(1,485)	(1,697)	(318)

Net cash used in investing activities	(93,985)	(163,991)	(20,147)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to employees	8,964	17,793	1,922
Dividend paid	(11,086)		(2,376)
Repayment of capital lease	(1,221)		(262)
Repayment of long term bank loans	(59,953)	(99,560)	(12,851)

Net cash used in financing activities	(63,296)	(81,767)	(13,567)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,109	(15)	1,095
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	4,008	4,611	859

CASH AND CASH EQUIVALENTS AT END OF PERIOD	9,117	4,596	1,954

At March 31, 2006, trade payables include NIS 68 million ($ 15million) (unaudited) and NIS 30 million ($6 million) (unaudited) in respect of acquisition of fixed assets and additional spectrum, respectively.

At March 31, 2006, dividend payable of approximately NIS 133 million ($29 million) (unaudited) is outstanding.

These balances will be given recognition in these statements upon payment.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
RECONCILIATION BETWEEN OPERATING CASH FLOWS
AND EBITDA

	New Israeli shekels		Convenience translation into U.S. dollars
	3 Month Period Ended March 31,		3 Month Period Ended March 31,
	2006	2005	2006
	(Unaudited)
	In thousands

Net cash provided by operating activities	162,390	245,743	34,810

Liability for employee rights upon retirement	(2,610)	(2,193)	(559)
Accrued interest and exchange and linkage differences on long-term liabilities	(2,805)	(8,209)	(601)
Increase in accounts receivable:
Trade	78,038	42,639	16,728
Other (excluding tax provision)	56,190	10,462	12,045
Decrease (increase) in accounts payable and accruals:
Trade	122,056	(5,206)	26,164
Shareholder - current account	(196)		(42)
Other	47,782	81,307	10,243
Decrease in inventories	(57,201)	(12,572)	(12,262)
Decrease in Assets Retirement Obligation	(682)	(130)	(146)
Financial Expenses	35,607	48,798	7,633

EBITDA	438,569	400,639	94,013

* The convenience translation of the New Israeli Shekel (NIS) figures into US dollars was made at the exchange prevailing at March 31, 2006 : US $1.00 equals 4.665 NIS.

** Financial expenses excluding any charge for the amortization of pre-launch financial costs.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

	New Israeli shekels
	3 month period ended
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006
	( U n a u d i t e d )
	I n t h o u s a n d s

REVENUES - net	1,260,468	1,250,875	1,352,322	1,259,274	1,326,644
COST OF REVENUES	924,825	887,474	1,023,828	930,225	952,177

GROSS PROFIT	335,643	363,401	328,494	329,049	374,467
SELLING AND
MARKETING
EXPENSES	57,363	65,442	72,105	77,990	57,250
GENERAL AND
ADMINISTRATIVE
EXPENSES	41,510	46,203	45,222	47,846	43,682

OPERATING PROFIT	236,770	251,756	211,167	203,213	273,535
FINANCIAL
EXPENSES - net	50,854	82,826	148,782	62,986	38,629

INCOME BEFORE
TAXES ON INCOME	185,916	168,930	62,385	140,227	234,906
TAXES ON INCOME	61,423	53,096	31,441	56,938	75,501

INCOME BEFORE CUMULATIVE
EFFECT OF A CHANGE IN
ACCOUNTING PRINCIPLES					159,405
CUMULATIVE EFFECT, AT THE
BEGINNING OF THE YEAR, OF A
CHANGE IN ACCOUNTING PRINCIPLES					1,012

NET INCOME FOR THE PERIOD	124,493	115,834	30,944	83,289	160,417

PARTNER COMMUNICATIONS COMPANY LTD. (An Israeli Corporation)
Summary Operating Data

	Q1 2005	Q1 2006

Subscribers (in thousands)	2,372	2,560
Estimated share of total Israeli mobile telephone subscribers	32%	32%
Churn rate in quarter	3.9%	4.2%
Average monthly usage in quarter per subscriber (minutes)	288	301
Average monthly revenue in year per subscriber, including
in-roaming revenue (NIS)	157	152
Number of 2G operational base stations (in parenthesis
number of micro sites out of total number of base stations)	2,233 (709)	2,270 (709)
Number of employees (full-time equivalent)	3,113	3,365

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. BY: /S/ Alan Gelman —————————————— Alan Gelman Chief Financial Officer

Dated: May 15, 2006